Via Facsimile and U.S. Mail
Mail Stop 6010

October 12, 2006

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

> **Re: Trubion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 5**
> **Filed October 5, 2006**
> **File No. 333-134709**

Dear Dr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your independent auditors' report is not final with respect to the dual-dating of the financial statements to reflect your expected reverse stock split. Prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report. Additionally, please remove all references in the document that allude to the fact that you have not yet

finalized the stock split and revise all related disclosures, such as those on page F-29, accordingly.

Notes to Consolidated Financial Statements

10. Stockholders' Equity (Deficit), pages F-27

2.   We acknowledge your response to comment 8; however you have not provided us with the underlying fair value of the common stock or the resulting intrinsic value for your July and September 2006 option grants. Please provide us with that information, supplementally, for all equity instruments that you have issued subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

3.   We acknowledge your response to comment 10. We reiterate our request that you please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing, both herein and in the applicable sections of your MD&A, to disclose and/or provide us with the information that follows.

- Please tell us and disclose which methodology, for example, the income approach or market approach, management applied as part of its retrospective valuation of the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006.

- We again request that you disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the October 5, 2006 letter impacted your fair value assessment at each different point in time. For example, detail the reason for the significant increase in the reassessed share value from $2.89 in February 2005 to $9.22 in July 2005, as the catalyst for that increase is not readily determinable from the information on page 7 of your October 5, 2006 letter. Please also clarify why the $4.39 per share valuation of the first tranche of your Series B financing transaction, which closed in July 2004, differs significantly from the $2.89 fair value specified in February 2005.

- We again request that you tell us and disclose how your entry into the December 2005 agreement with Wyeth impacted your share value in relation to the $19.45 that you specify was determined in preliminary discussions with your underwriters, as it appears you have simply relied on the initial underwriter estimate for all periods subsequent to and including March 2006. We generally do not consider an underwriter's estimate of the ultimate IPO price to be a reasonable estimate of the fair value for pre-IPO equity transactions.

- Additionally, you disclose on page 39 of the MD&A that management considered the execution of the Wyeth agreement in December 2005, as well as the achievement of other internal milestones, in reassessing the fair value of your common stock over the period preceding your IPO. This appears to preclude you from applying the linear or "straight-line" approach in retrospectively determining the fair value of your common stock. Please clarify your valuation approach for us or revise your financial statements and related disclosures accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick J. Schultheis, Esq.
        Mark J. Handfelt, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104